Exhibit (a)(5)(A)

ZIONS BANCORPORATION

***FOR IMMEDIATE RELEASE***

For: ZIONS BANCORPORATION One South Main Street Salt Lake City, Utah Harris H. Simmons Chairman/Chief Executive Officer	Contact: James Abbott Tel: (801) 844-7637

Zions Bancorporation Commences Tender Offers to Purchase Up to

$250,000,000 Principal Amount of its Outstanding Subordinated Notes

SALT LAKE CITY, November 6, 2013 – Zions Bancorporation (“Zions” or the “Company”) (Nasdaq: ZION) announced today the commencement of separate cash tender offers to purchase up to the maximum aggregate principal amount set forth in the table below (each, a “Series Maximum”) of each series of Zions’ notes listed in the table below (collectively, the “Notes,” and each series of Notes, a “Series”).

CUSIP Number	Title of Security	Principal Amount Outstanding (as of November 1, 2013)	Series Maximum	Purchase Price (1)
989701AJ6	6.00% Subordinated Notes due September 15, 2015 (“6% Convertible Notes”)	$194,292,000	$115,000,000	$1,087.50
989701AV9	2009 6.00% Subordinated Notes due September 15, 2015 (“6% Non-Convertible Notes”)	$42,303,000	$10,000,000	$1,087.50
989701AM9	5.50% Subordinated Notes due November 16, 2015 (“5.50% Convertible Notes”)	$186,595,000	$115,000,000	$1,085.00
989701AW7	2009 5.50% Subordinated Notes due November 16, 2015 (“5.50% Non-Convertible Notes”)	$62,078,000	$10,000,000	$1,085.00

(1)	Per $1,000 principal amount of each Series of Notes accepted for purchase; Purchase Prices (as defined below) do not include Accrued Interest (as defined below).

The maximum aggregate principal amount to be purchased by the Company in these Offers is $250,000,000. If Notes are validly tendered (and not validly withdrawn) in an Offer such that the aggregate principal amount tendered for a Series exceeds the applicable Series Maximum, the Company will accept Notes for purchase for such Series up to the applicable Series Maximum on a pro rata basis.

Each Offer will remain open until 11:59 p.m., New York City time, on December 5, 2013, unless extended (such time and date, as the same may be extended with respect to one or more Offers, the “Expiration Time”) or earlier terminated.

Holders who validly tender and do not validly withdraw their Notes at or prior to the applicable Expiration Time that are accepted for purchase by Zions will be eligible to receive the applicable Purchase Price set forth in the table above for such Series (each, a “Purchase Price”), plus accrued and unpaid stated interest from the most recent interest payment date on the Notes up to, but not including, the applicable settlement date (“Accrued Interest”). The settlement date for each Offer will be promptly following the Expiration Time for such Offer and is expected to be one business day following the applicable Expiration Time. Assuming the Offers are not extended, the Company expects that the settlement date for each Offer will be December 6, 2013.

Notes tendered pursuant to the Offers may be validly withdrawn at any time on or prior to the applicable Expiration Time by following the procedures described in the Offer to Purchase (as defined below).

The terms and conditions of the Offers are described in the Offer to Purchase, dated November 6, 2013, and the accompanying Letter of Transmittal, dated November 6, 2013, (the “Offer Materials”). The Offers are subject to the satisfaction or waiver of certain conditions specified in the Offer Materials.

The Offer Materials are being sent to holders of the Notes. Holders are urged to read the Offer Materials carefully before making any decision with respect to the Offers. Holders must make their own decisions as to whether to participate in the Offers, and if they decide to do so, the principal amount of each Series of Notes to tender.

Holders may obtain copies of the Offer Materials online at the Securities and Exchange Commission’s (“SEC’s”) website at www.sec.gov as exhibits to the Tender Offer Statement on Schedule TO filed by Zions with the SEC on the date hereof.

Deutsche Bank Securities Inc. and Goldman, Sachs & Co. are acting as dealer managers for the Offers. For additional information regarding the terms of the Offers, please contact: Deutsche Bank Securities Inc. at (855) 287-1922 (toll-free) or (212) 250-7527 (collect) or Goldman, Sachs & Co. at (800) 828-3182 (toll-free) or (212) 902-5183 (collect). Requests for the Offer Materials may be directed to Global Bondholder Services Corporation, which is acting as the Depositary and Information Agent for the Offers, at (866) 470-4500 (toll- free).

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER OR SOLICITATION TO PURCHASE NOTES. THE OFFERS ARE BEING MADE SOLELY PURSUANT TO THE OFFER MATERIALS, WHICH SET FORTH THE COMPLETE TERMS OF THE OFFER THAT HOLDERS OF THE NOTES SHOULD CAREFULLY READ PRIOR TO MAKING ANY DECISION.

THE OFFER MATERIALS DO NOT CONSTITUTE AN OFFER OR SOLICITATION TO PURCHASE NOTES IN ANY JURISDICTION IN WHICH, OR TO OR FROM ANY PERSON TO OR FROM WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION UNDER APPLICABLE SECURITIES OR BLUE SKY LAWS. IN ANY JURISDICTION IN WHICH THE SECURITIES, BLUE SKY OR OTHER LAWS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER WILL BE DEEMED TO BE MADE ON BEHALF OF ZIONS BY ONE OR MORE OF THE DEALER MANAGERS, IF ANY OF THE DEALER MANAGERS ARE LICENSED BROKERS OR DEALERS UNDER THE LAWS OF SUCH JURISDICTION, OR BY ONE OR MORE REGISTERED BROKERS OR DEALERS THAT ARE LICENSED UNDER THE LAWS OF SUCH JURISDICTION.

About Zions Bancorporation

Zions Bancorporation is one of the nation’s premier financial services companies, consisting of a collection of great banks in select Western U.S. markets. Zions operates its banking businesses under local management teams and community identities in 10 western and southwestern states: Arizona, California, Colorado, Idaho, Nevada, New Mexico, Oregon, Texas, Utah and Washington.

Forward-looking Statement

Statements in this press release that are based on other than historical data or that express the Company’s expectations regarding future events or determinations are forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events or determinations. These forward-looking statements are not guarantees of future performance or determinations, nor should they be relied upon as representing management’s views as of any subsequent date. Forward-looking statements involve significant risks and uncertainties and actual results may differ materially from those presented, either expressed or implied, in this press release. Factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the Company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s Internet site (http://www.sec.gov).

Except as required by law, the Company specifically disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.